Form 5

1.  Name and address of reporting person:
    John C. Blackwell
    1536 Beech Street
    Terre Haute,  IN  47804

2.  Issuer name and ticker or trading symbol:
    General Housewares Corp.  (GHW)

4.  Statement for month/year:
    1998

6.  Relationship of reporting person to issuer:
    Officer - Vice President, Sales and Marketing

TABLE I

1.  Title of security:
    Common Stock

2.  Transaction date:
    Periodic

3.  Transaction code:
    B

4.  Securities acquired (A) or Disposed of (D):
    45.988  A
Price $9.56 - $7.65

5.  Amount of securities beneficially owned at end of month:
    7,088  (D)
    1,014.586 (I)*

7.  Nature of Indirect Beneficial Ownership
*Acquired on a periodic basis by the trustee of the Issuer's Employee Stock Purchase Plan. Represents shares acquired through 12/31/98, the latest date for which information is available.

TABLE II

9.  Number of Derivative Securities Beneficially Owned at End of Month
    18,000

/s/   John C. Blackwell
Date: February 12, 1999